Via Facsimile and U.S. Mail
Mail Stop 4720

September 21, 2009

Les M. Taeger
Senior Vice President and Chief Financial Officer
OrthoLogic Corp.
1275 West Washington Street, Suite 101
Tempe, AZ 85281

Re: OrthoLogic Corp.
      Form 10-K for Fiscal Year Ended December 31, 2008
      File Number: 001-33560

Dear Mr. Taeger,

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief